DRAFT


                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            PRINTCAFE SOFTWARE, INC.
                            ------------------------
             (Exact name of registrant as specified in its charter)


     Delaware                                              25-1854929
-----------------------                                 ------------------------
(State of incorporation or organization)                (I.R.S. Employer
                                                        Identification No.)

Forty 24th Street, Pittsburgh, PA                         15222
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(Address of principal executive offices)                (Zip Code)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [X]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               Each class is to be registered
-------------------                               ------------------------------
None                                              Not Applicable


Securities Act registration statement file number to which this form relates:  Not Applicable.
               --------------

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class
to be so registered
-------------------
Rights to Purchase Common Stock


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On February 13, 2003, a Special Committee of the Board of Directors of Printcafe Software, Inc. (the "Company") declared a distribution of one right (a "Right") for each outstanding share of common stock, par value $.0001 per share (the "Common Stock"), to stockholders of record at the close of business on February 14, 2003 (the "Record Date") and for each share of Common Stock issued (including shares distributed from the Treasury of the Company) by the Company thereafter and prior to the Distribution Date. Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one half (1/2) of a share of Common Stock at a purchase price of $6.80 per half (1/2) share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Stockholders Rights Agreement, dated as of February 13, 2003, by and between the Company and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the "Rights Agreement").

          Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate certificates for the Rights (the "Rights Certificates") will be distributed. The Rights will separate from the Common Stock on the Distribution Date. The "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (defined as, a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Common Stock and other voting securities of the Company (the "Voting Securities"), subject to certain exceptions set forth in the Rights Agreement), or (ii) 10 business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group of affiliated and associated persons beneficially owning an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of the Voting Securities. Notwithstanding anything herein, following the time any person or group becomes an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person or its affiliates or associates will be null and void.

          Pursuant to the terms of the Rights Agreement, the following persons or groups are not considered Acquiring Persons:

     (1) The Company, its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries, or any entity holding shares of Voting Securities pursuant to the terms of any such plan;


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     (2)  Any person or group that becomes the Beneficial Owner of 15% or more of the total voting power represented by all the then outstanding Voting Securities of the Company solely as a result of the acquisition of Voting Securities by the Company, unless such person or group thereafter acquires beneficial ownership of additional Voting Securities;

     (3) Subject to certain conditions set forth in the Rights Agreement, a person or group that otherwise would have become an Acquiring Person as a result of an inadvertent acquisition of 15% or more of the total voting power represented by all the then outstanding Voting Securities of the Company; and

     (4) Subject to certain conditions set forth in the Rights Agreement, any person or group that would otherwise be deemed an Acquiring Person upon adoption of the Rights Agreement (a "Grandfathered Stockholder"). Except as provided in the Rights Agreement, a person or group that is a Grandfathered Stockholder will cease to be a Grandfathered Stockholder and will become an Acquiring Person (1) if such Grandfathered Stockholder acquires beneficial ownership of additional Voting Securities; or (2) in the case of a Grandfathered Stockholder that beneficially owns Voting Securities by reason of a contractual right to acquire such Voting Securities (other than a contractual right to acquire pursuant to options or warrants granted by the Company prior to adoption of the Rights Agreement), if such Grandfathered Stockholder acquires such Voting Securities, directly or indirectly, pursuant to the terms and conditions of such contract or enters into a new agreement for the purpose of acquiring, voting or holding such Voting Securities.

          In addition, Electronics for Imaging, Inc. ("EFI") will not become an "Acquiring Person" for purposes of the Rights Agreement solely as a result of the approval, execution or delivery of the Stock Option Agreement, dated as of February 13, 2003 (the "EFI Stock Option Agreement"), by and between the Company and EFI or the consummation of the transactions contemplated by the EFI Stock Option Agreement, including the acquisition of shares of Common Stock by EFI pursuant to the EFI Stock Option Agreement. EFI would become an "Acquiring Person," however, if EFI, together with its affiliates and associates, were to acquire beneficial ownership of additional Voting Securities and upon such acquisition EFI and its affiliates and associates Beneficially Owned of 15% or more of the total voting power represented by all the then outstanding Voting Securities.

          Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date (including shares distributed from the Treasury of the Company) will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth


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anniversary of the Rights Agreement unless earlier redeemed or exchanged by the
Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

          In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, shares (and/or half (1/2) shares) of Common Stock (or, in certain circumstances, other securities, cash, property, or a combination thereof) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of half (1/2) shares of Common Stock issuable upon exercise of a Right prior to the events described in this paragraph.

          In the event that, at any time after a person or group becomes an "Acquiring Person," (i) the Company is acquired in a merger or other business combination with another company and the Company is not the surviving entity,
(ii) another company consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the consolidated assets or earning power of the Company and its subsidiaries is sold or transferred to another company, then each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Right.

          The Purchase Price payable, and the number shares of Common Stock (or half shares thereof and/or other securities, as applicable) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for shares of Common Stock or other Voting Securities of the Company or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to the holders of the Common Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Common Stock (other than fractional shares that are integral multiples of one half (1/2) of a share). In lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock prior to the date of exercise.

          At any time prior to such time as any person or group or affiliated or associated persons becomes an Acquiring Person, the Company's Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) (the "Redemption Price"). The Company


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may, at its option, pay the Redemption Price in cash, shares (and/or half (1/2)
shares) of Common Stock, or other form of consideration deemed appropriate by the Board of Directors. Immediately upon the action of the Company's Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price for each Right held.

          At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and before any such Acquiring Person shall become the beneficial owner of 75% or more of the total voting power of the aggregate of all shares of Voting Securities then outstanding, the Board of Directors, at its option, may exchange each Right (other than Rights that previously have become void as described above) in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment in certain events).

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The adoption of the Rights Agreement will not be taxable to the stockholders or to the Company.

          Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Rights in order to cure any ambiguity, defect, inconsistency or to make any other changes that the Board may deem necessary or desirable. After any person or group of affiliated or associated persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Rights excluding the interests of any Acquiring Person.

          Copies of the Rights Agreement have been filed with the Securities and Exchange Commission as exhibits to a Registration Statement on Form 8-A dated February 13, 2003 and a Current Report on this Form 8-K dated February 13, 2003 (respectively, the "Form 8-A" and "Form 8-K"). Copies of the Rights Agreement are available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Rights Agreement, including the definitions therein of certain terms, which Rights Agreement is incorporated herein by reference. A copy of the press release issued by the Company on February 13, 2003 announcing the declaration of the dividend of Rights is filed herewith and incorporated herein by reference. Capitalized terms used herein and defined in the Rights Agreement and not otherwise defined herein shall have the meaning set forth in the Rights Agreement.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed herein may constitute Forward-looking Statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, each as amended by the Private Securities Litigation Reform Act of 1995, 15 U.S.C.A. Sections 77z-2 and 78u-5 (Supp. 1996). Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based.


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Any such Forward-looking Statements are not guarantees of future performance and the Company's actual result could differ materially from those set forth in such Forward-looking Statements. Factors currently known to management that could cause actual results to differ materially from those set forth in such Forward-looking Statements risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K. The Company undertakes no obligation to update or revise Forward-Looking Statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.


Item 2.  Exhibits.
         --------

         Exhibit    Description
         -------    -----------

          4.1 Stockholders Rights Agreement, dated as of February 13, 2003, by and between Printcafe Software, Inc. and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent.

          4.2       Form of Rights Certificate

          99.1      Press Release, dated February 13, 2003


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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 13, 2003                        PRINTCAFE SOFTWARE, INC.



                                                By:/s/ Marc D. Olin
                                                   -----------------------------
                                                   Marc D. Olin,
                                                   President and
                                                   Chief Executive Officer


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